SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

                     PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of February, 2004



                               CP SHIPS LIMITED

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                (Translation of Registrant's Name Into English)

            62-65 Trafalgar Square, London WC2N 5DY, United Kingdom

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                   (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F                  Form 40-F   X
              ------                      ------

     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes______ No  X
                   -

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

     This report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant:

                            Form S-8 No. 333-13954



                               Page 1 of 5 Pages

                       Exhibits Index appears on Page 3

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            CP SHIPS LIMITED
                                            ----------------
                                              (Registrant)

Date:  16 February 2004
                                            By:  /s/ John K. Irving
                                                 ------------------------------
                                                 Name:  John K. Irving
                                                 Title: Vice President, General
                                                   Counsel & Secretary



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

                                Exhibits Index

The following is a list of Exhibits included as part of this Report on Form
6-K.

Description of Exhibit                                                   Page
----------------------                                                   ----

10.1  Press Release of CP Ships Limited "CP Ships                           4
      Succession Plan", dated 16 February 2004



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

                                                                Exhibit 10.1

                           CP SHIPS SUCCESSION PLAN


LONDON, UK (16th February 2004) - Ray Miles, CEO of CP Ships Limited, will become Chairman succeeding Lord Weir after the Annual Meeting on 4th May 2004. Frank Halliwell, who is currently Chief Operating Officer, will step up to become Chief Executive Officer.

Lord Weir, the current Chairman, and John McNeil, Chairman of the Audit Committee, reach 70 years of age this year and subject to shareholder approval will stay on the Board for a further year.

Ian Webber will continue as CFO.

Ray Miles, who will be 60 this year, has been CEO since 1988. Frank Halliwell joined as his deputy in 1991 and they have together led the growth in CP Ships from a single trade lane carrying 100,000 teu per year to last year's 2.2 million teu, executing nine acquisitions and taking the company public in 2001 by listing on the Toronto and New York stock exchanges.

It is intended that Ray Miles will work on average two to three days a week. He will be particularly involved in providing strategic direction and leading investor relations.

Frank Halliwell, who is 55 years old, has been responsible for the successful integration of CP Ships' acquisitions. As part of the succession plan, he has assumed increasing responsibility over the last several years and already manages the day-to-day operations of the business.

Under corporate governance practice, Ray Miles will not be considered an independent director. Therefore, Lord Weir will be appointed Lead Director from May. There will remain six independent directors on a Board of nine. John McNeil will continue to chair the Audit Committee, Lord Weir the Compensation Committee and Peter Dey the Corporate Governance Committee.

This summer, the corporate headquarters of CP Ships will move from Trafalgar Square, which building was recently sold, to new offices at Gatwick near London where all of the UK



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

management activities will now be consolidated. Frank Halliwell will in due course be based mainly at Gatwick, along with Ian Webber. In general, most of the functions currently managed from Tampa, Florida will remain there.

                                    -ends-

About CP Ships: One of the world's leading container shipping companies, CP Ships provides international container transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates 35 services in 22 trade lanes, most of which are served by two or more of its seven readily recognized brands: ANZDL, Canada Maritime, Cast, Contship Containerlines, Italia Line, Lykes Lines and TMM Lines. CP Ships has a fleet of 80 ships and 443,000 teu in containers. Its annual volume is 2.2 million teu, more than 80% of which is North American exports or imports. It also owns Montreal Gateway Terminals, which operates one of the largest marine container terminal facilities in Canada. CP Ships' stock is traded on the Toronto and New York stock exchanges under the symbol TEU. It is listed in the S&P/TSX 60 Index of top Canadian publicly listed companies. For further information visit the CP Ships website, www.cpships.com.

Forward Looking Statements: Except for historical information, the statements made in this press release may constitute forward-looking statements. These include statements regarding the intent, belief or current expectations of CP Ships and its management regarding the company's operations, strategic directions, prospects and future results, which in turn involve certain risks and uncertainties. Certain factors may cause actual results to differ materially from those contained in the forward-looking statements, including changes in freight rates; general global and economic and business conditions; the effects of competition and technological developments; changes in demand for container shipping; changes in laws and regulations; difficulties in achieving cost savings; currency, fuel price and interest rate fluctuations; and other risks discussed in the company's filings with The Toronto Stock Exchange and the US Securities and Exchange Commission, which are incorporated by reference.


                                   CONTACTS
                                   Investors
                       Jeremy Lee, VP Investor Relations
                          Telephone: + 1 514 934 5254

                                     Media
                 Elizabeth Canna, VP Corporate Communications
             Telephone: +44 (0)20 7389 1119 or +41 (0)79 691 3764
                                      or

                   Ian Matheson, Impress Communications Ltd
                        Telephone: +44 (0)1689 860 660



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